Tecnoglass Inc.

3550 NW 49th Street

Miami, Florida 33142

May 5, 2026

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Registration Statement on Form S-4
File No. 333-295217

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tecnoglass Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on Friday, May 8, 2026, or as soon thereafter as practicable.

Sincerely,

/s/ Jose Daes
Jose Daes, Chief Executive Officer